Charles S. Kim

+1 858 550 6049

ckim@cooley.com

November 8, 2018

Jeff Gabor

Erin Jaskot

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taiwan Liposome Company, Ltd.

Amendment No. 3 to Registration Statement on Form F-1 Filed October 22, 2018; File No. 333-223090

Dear Mr. Gabor and Ms. Jaskot:

On behalf of Taiwan Liposome Company, Ltd. (“TLC” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 5, 2018 (the “Comment Letter”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the Commission on October 22, 2018 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised Amendment No. 4 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the response below, page number references are to Amendment No. 4.

Prospectus Summary

Overview, page 1

1.

We note your statement that you are dedicated to developing best-in-class novel nanomedicines, and that TLC599 has the potential to become a best-in-class treatment. Your product candidates are still in early stages of clinical trials with no Phase 3 trials having been completed. Therefore, your statements that your product candidates have the potential to be best-in-class are premature. We also note the statement that your NanoX technology is designed to enable better toxicity profiles. Such a statement suggests that your product is safe which is a determination which is solely within the authority of the FDA or comparable foreign agency. Please delete the statements that your products may be best-in-class or have better toxicity profiles from your registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 67, 84, 88 and 90 of Amendment No. 4 as requested.

2.

We note your response to prior comment 1. Please balance your disclosure in the Prospectus Summary and elsewhere that you include similar disclosure regarding TLC399 to specify that your clinical trials, including your Phase II trial data, has not been able to show evidence of efficacy beyond three months. Please also specify that the observation that four out of five patients showed improvement in your Phase 1 trial is based on a trial size of only 9 patients, and only one patient achieved the target central retinal thickness level. Please also disclose the existence of cases of intraocular pressure elevations and virtuous haze, both of which were assessed as serious adverse events that were related to TLC399.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 67, 68 and 85 of Amendment No. 4 as requested.

Cooley LLP    4401 Eastgate Mall San Diego, CA    92121-1909

t: (858) 500-6000    f: (858) 550-6420    cooley.com

November 8, 2018

Page Two

Business

TLC599 Phase I/II Data, page 91

3.

We note your response to our prior comment 6. Despite your addition of cautionary language on page 99, we continue to believe that it is not appropriate for you to compare TLC599 with alternative treatments where the trials were not head-to-head. Please revise your disclosure accordingly. Please also present the results of your studies using WOMAC scores, not scores on the Likert scale, as the WOMAC scale was used in your clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 92, 99 and 100 of Amendment No. 4 to remove all comparisons between TLC599 and alternative treatments where the trials were not head-to-head. With respect to the WOMAC score / Likert scale, the Company respectfully advises the Staff that WOMAC scores are a set of questions, where the response of each question is rated on a Likert scale. The results of the Phase I/II clinical trial was translated from total of the WOMAC scores to a standardized Likert 0-4 scale because the Company believes that presentation allows for a more comparable interpretation of the patients’ responses across the different WOMAC subscales and across the Company’s two clinical trials. Specifically, patients in the trials were evaluated using the WOMAC Index, which is a set of standardized questionnaires consisting of 24 questions comprised of three subscales: (a) pain (five questions), (b) stiffness (two questions) and (c) physical function (17 questions). Each question is assessed on a Likert scale of 0 to 4, with 0 being no pain and 4 being extreme pain. The total WOMAC score for each patient’s subscale is the sum of each of the Likert scale responses within that WOMAC subscale. For example, pain was assessed using WOMAC through five questions gauging the level of pain experienced by the patient in different settings: (i) walking on a flat surface; (ii) ascending or descending stairs; (iii) at night while in bed; (iv) sitting or lying; and (v) standing upright. Each response was then rated on a Likert scale from none (0) to extreme (4) and the results were then aggregated to get to a total WOMAC pain score, which in the foregoing example could range from 0-20. Similarly, physical function was assessed using WOMAC through a series of 17 questions, each rated on the Likert scale

Cooley LLP    4401 Eastgate Mall San Diego, CA    92121-1909

t: (858) 500-6000    f: (858) 550-6420    cooley.com

November 8, 2018

Page Three

from 0-4, with the aggregated scores ranging from 0-68. Since each WOMAC subscale has a different number of questions, applying the raw WOMAC scores can make it more difficult to understand the correlation between each of the WOMAC subscales. As is common practice and in order to standardize the results, the Company recalculated each WOMAC subscale score back to an average Likert scale used in each of the questions, such that information is presented on the 0-4 (Likert) scale as currently reflected in the disclosure on pages 91 and 92. For example, the two figures below both show the WOMAC-A pain scores for TLC599’s Phase I/II trial. The figure on the left uses change from baseline on the 0-4 (Likert) scale; the one on the right uses the change from baseline on the 0-20 WOMAC pain score. The two graphs are identical aside from the scaling on the y-axis.

The Company believes that the standardized presentation of the scores allows for easier interpretation of the data—for example, an average score of 3 represents an average pain around “moderate” intensity. It also allows for direct comparison of pain and physical function scores on the same scale. Accordingly, the Company respectfully submits that the presentation in Amendment No. 4 is appropriate. The Company has, however, revised the disclosure on page 91 to clarify the use of this standardized scale.

4.	Please tell us why you believe it is appropriate to characterize the improvement in pain relief from the use of TLC599 as rapid.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the BioSeizer formulation of TLC599 contains a calculated percentage of the API in free form, which is designed to be immediately available upon administration to result in rapid pain relief. A mixed model for repeated measurements (MMRM) post-hoc analysis of TLC599’s Phase II trial data demonstrated that, based on the VAS scale, the change from baseline as measured at the first post-administration assessment at Day Three was -1.957 for placebo as compared to -3.454 for TLC599 12mg. We believe TLC599 demonstrated rapid pain relief because TLC599 12mg showed statistically significant reduction in pain compared to placebo as early as the first post-administration assessment at day three (p<0.01), which is comparable to the standard of care of immediate release steroids. Accordingly, the Company believes that it is reasonable to characterize the improvement in pain relief as “rapid.”

Cooley LLP    4401 Eastgate Mall San Diego, CA    92121-1909

t: (858) 500-6000    f: (858) 550-6420    cooley.com

November 8, 2018

Page Four

Exhibits

5.

We note your revisions in response to our prior comment 9. However, the statement in the Deposit Agreement that investors will not be deemed to have waived the depositary’s or company’s compliance with the federal securities laws appears only in Exhibit A under “Exoneration.” Please revise the Deposit Agreement so that it is clear that the investor’s agreement to the provision waiving the right to a jury trial will not be deemed a waiver of the company’s compliance with the federal securities laws.

Response: The Company respectfully submits that it is currently discussing an amendment to the deposit agreement with the Company’s depositary to address the Staff’s comment and will file a revised deposit agreement with a pre-effective amendment to the Registration Statement.

*        *        *

The Company respectfully requests the Staff’s assistance in completing its review of the Registration Statement as soon as possible. Please do not hesitate to contact me at (858) 550-6049 or Robert Phillips at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

cc:	George Yeh, Taiwan Liposome Company, Ltd.

Robert Phillips, Cooley LLP

James Lu, Cooley LLP

Jacqueline Fu, K&L Gates

Bruce K. Dallas, Davis Polk & Wardwell LLP

Justin C. Liang, Baker & McKenzie, Taiwan

Cooley LLP    4401 Eastgate Mall San Diego, CA    92121-1909

t: (858) 500-6000    f: (858) 550-6420    cooley.com